UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Tesla Motors, Inc.

File No. 001-34756 - CF#31953

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Tesla Motors, Inc. submitted an application under Rule 24b-2 requesting extension of previous grants of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 2, 2012, Form 10-Q filed on November 14, 2011 and Form 10-K filed on March 3, 2011.

Based on representations by Tesla Motors, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	August 2, 2012	through December 31, 2015
10.1	10-Q	November 14, 2011	through December 31, 2015
10.47	10-K	March 3, 2011	through December 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary